                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                       INVERNESS MEDICAL INNOVATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46126P 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  RON ZWANZIGER
                     C/O INVERNESS MEDICAL INNOVATIONS, INC.
                            51 SAWYER ROAD, SUITE 200
                                WALTHAM, MA 02453
                                 (781) 647-3900
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                DECEMBER 20, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

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CUSIP NO. 46126P 10 6               13D                       PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             RON ZWANZIGER

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             PF/OO

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED KINGDOM

--------------------------------------------------------------------------------
NUMBER OF SHARES               7     SOLE VOTING POWER                     0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                       8     SHARED VOTING POWER           3,269,011
REPORTING PERSON              --------------------------------------------------
WITH                           9     SOLE DISPOSITIVE POWER                0
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER      3,269,011

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             REPORTING PERSON                                      3,269,011

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                    [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        34.2%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 46126P 10 6               13D                       PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             JANET M. ZWANZIGER

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             PF/OO

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED KINGDOM

--------------------------------------------------------------------------------
NUMBER OF SHARES               7     SOLE VOTING POWER                     0
BENEFICIALLY                  --------------------------------------------------
OWNED BY                       8     SHARED VOTING POWER           3,269,011
REPORTING PERSON              --------------------------------------------------
WITH                           9     SOLE DISPOSITIVE POWER                0
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER      3,269,011

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             REPORTING PERSON                                      3,269,011

--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                    [X]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        34.2%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 46126P 10 6               13D                       PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) ZWANZIGER FAMILY VENTURES, LLC

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ] (b) [ ]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*
             OO

--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             DELAWARE

--------------------------------------------------------------------------------
NUMBER OF SHARES               7     SOLE VOTING POWER             1,686,285
BENEFICIALLY                  --------------------------------------------------
OWNED BY                       8     SHARED VOTING POWER                   0
REPORTING PERSON              --------------------------------------------------
WITH                           9     SOLE DISPOSITIVE POWER        1,686,285
                              --------------------------------------------------
                               10    SHARED DISPOSITIVE POWER              0

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             REPORTING PERSON                                      1,686,285
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        18.4%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to shares of common stock, par value $.001 per share, of Inverness Medical Innovations, Inc., a Delaware corporation ("Innovations"). The address of Innovations' principal executive offices is 51 Sawyer Road, Suite 200, Waltham, MA 02453.

ITEM 2.        IDENTITY AND BACKGROUND.

(a)-(c) This statement is filed by Ron Zwanziger, with a business address of Inverness Medical Innovations, Inc., 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453. Mr. Zwanziger is Chairman of the Board, President and Chief Executive Officer of Innovations. The address of Innovations' principal executive offices is 51 Sawyer Road, Suite 200, Waltham, MA 02453. Innovations manufactures and sells products for the women's health market and is engaged in the business of developing, acquiring, manufacturing, and marketing advanced medical device technologies. Mr. Zwanziger is also a manager of Zwanziger Family Ventures, LLC. Mr. Zwanziger is the husband of Janet M. Zwanziger.

               This statement is filed by Janet M. Zwanziger, with an address of 322 Waverly Avenue, Newton, MA 02458. Ms. Zwanziger is also a manager of Zwanziger Family Ventures, LLC. Ms. Zwanziger is the wife of Ron Zwanziger.

               This statement is filed by Zwanziger Family Ventures, LLC, a Delaware limited liability corporation ("Family Ventures"), with a business address of c/o Ron Zwanziger, Manager, 322 Waverly Avenue, Newton, MA 02458. Family Ventures is engaged in the business of buying, selling and holding securities and other assets for investment and for the estate planning purposes of Ron Zwanziger and Janet M. Zwanziger. Family Ventures has two managers: Ron Zwanziger and Janet M. Zwanziger. Each of the managers acting alone has voting and dispositive power over the shares of Innovations common stock beneficially owned by Family Ventures.

(d)-(e)        During the last five years, neither Ron Zwanziger nor Janet M.
               Zwanziger nor Family Ventures has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            Both Ron Zwanziger and Janet M. Zwanziger are citizens of the
               United Kingdom.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On November 21, 2001, pursuant to an Agreement and Plan of Split-Off and Merger dated as of May 23, 2001 (the "Split-Off and Merger Agreement"), Johnson & Johnson acquired Inverness Medical Technology, Inc. ("IMT") in a merger transaction and, simultaneously, Innovations, formerly a majority-owned subsidiary of IMT, was split off from IMT as a separate, publicly-traded company (the "Split-Off and Merger"). At the effective time of the Split-Off and Merger, the outstanding shares of IMT common stock were converted into rights to receive shares of Johnson & Johnson common stock and shares of Innovations common stock, and the outstanding options and warrants to purchase shares of IMT common stock were converted into options and warrants to purchase shares of Johnson & Johnson common stock and options and warrants to purchase shares of Innovations common stock.

               As a result of the conversions described above in connection with the Split-Off and Merger, Ron Zwanziger acquired an aggregate of 14,450 shares of Innovations common stock and options to purchase an aggregate of 282,485 shares of Innovations common stock, Janet
               M. Zwanziger acquired an aggregate of 2,600 shares of Innovations common stock, and Family Ventures acquired an aggregate of 117,428 shares of Innovations common stock.

               Pursuant to a Restricted Stock Agreement dated as of August 15, 2001 (the "Restricted Stock Agreement") between Ron Zwanziger and Innovations, Ron Zwanziger purchased 152.741423722644 shares of Innovations common stock for aggregate consideration consisting of cash in the amount of $.15 and a Promissory Note dated August 16, 2001 (the "Promissory Note") in the principal amount of $10,655,583.68 made by Mr. Zwanziger in favor of Innovations. The cash portion of the purchase price was paid with Mr. Zwanziger's personal funds. Copies of the Restricted Stock Agreement and the Promissory Note are filed as EXHIBIT 1 and EXHIBIT 2, respectively, to this Schedule 13D and are incorporated herein by reference. Immediately prior to the consummation of the Split-Off and Merger, Innovations effected a stock split with respect to the Innovations common stock (the "Stock Split"); as a result of the Stock Split, the 152.741423722644 shares of Innovations common stock owned by Mr. Zwanziger before giving effect to the Stock Split became 1,168,191 shares of Innovations common stock. See Item 6 below for additional description of the terms of the Restricted Stock Agreement and the Promissory Note.

               On December 20, 2001, Family Ventures purchased 500,000 shares of Series A Convertible Preferred Stock, par value $.001 per share, of Innovations (the "Series A Preferred Stock") for a purchase price per share of $30 in cash and an aggregate purchase price of $15,000,000 in cash. As of the date of this Schedule 13D, each share of Series A Preferred Stock is convertible into two shares of Innovations common stock, and the 500,000 shares of Series A Preferred Stock beneficially owned by Family Ventures are convertible into 1,000,000 shares of Innovations common stock in the aggregate. The conversion rate is subject to adjustment upon certain dilutive equity issuances by Innovations and events such as stock splits, stock dividends and the like with respect to the Innovations common stock. The source of funds for these purchases consisted of cash contributed by one of the members of Family Ventures and cash realized upon the sale of certain securities by Family Ventures.

               On December 20, 2001, Family Ventures purchased from Innovations a subordinated promissory note in the principal amount of $10,000,000 (the "Subordinated Note") and a warrant representing the right to purchase 27,594 shares of Innovations common stock; the aggregate consideration paid by Family Ventures for such purchase consisted of cash in the amount of $10,000,000. The source of funds for these purchases consisted of cash contributed by one of the members of Family Ventures and cash realized upon the sale of certain securities by Family
               Ventures.

               On December 20, 2001, Innovations granted to Ron Zwanziger a non-qualified employee stock option under the terms of Innovations' 2001 Stock Option and Incentive Plan for the purchase of 115,000 shares of Innovations common stock; such grant was made in consideration of his entry into the Lock Up Agreement described in Item 6 below. On December 20, 2001, Innovations granted to Family Ventures a warrant for the purchase of 385,000 shares of Innovations common stock; such grant was made in consideration of its entry into the Lock Up Agreement described in Item 6 below. Both the option and the warrant described in this paragraph are immediately exercisable in full.

               On December 21, 2001, Family Ventures purchased 156,263 shares of Innovations common stock from Zwanziger Associates, LLC, a Delaware limited liability company ("Zwanziger Associates"), whose managers are Ron Zwanziger and Janet M. Zwanziger. The aggregate consideration delivered by Family Ventures for such purchase was a cash payment to Zwanziger Associates of $1,815,267, constituting a per share purchase price of approximately $11.62. The source of funds for these purchases consisted of cash contributed by one of the members of Family Ventures and cash realized upon the sale of certain securities by Family Ventures.

ITEM 4.        PURPOSE OF TRANSACTION.

               All of the shares of Innovations common stock beneficially owned by Ron Zwanziger, Janet M. Zwanziger and Family Ventures, as the case may be, and reported in this Schedule 13D were acquired for investment purposes.

(a) The principal and interest on the Subordinated Note purchased by Family Ventures and described in Item 3 above, may, under certain circumstances, be convertible, at the option of Family Ventures, in whole or in part on April 1, 2002 into shares of Series A Preferred Stock at a conversion price of $30 per share.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

(a) As reported in Innovations' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, as of November 21, 2001 and after giving effect to the Split-Off and Merger described above, 7,752,765 shares of Innovations common stock were outstanding.

               Ron Zwanziger may be deemed to beneficially own an aggregate of 3,269,011 shares of Innovations common stock, which constitutes 34.2% of such class of securities. This total includes options held by Mr. Zwanziger to purchase an aggregate of 397,485 shares of Innovations common stock exercisable within 60 days of the date of this Schedule 13D. This total includes the 1,686,285 shares of Innovations common stock beneficially owned by Family Ventures as described below, over which Mr. Zwanziger, as a manager of Family Ventures, has voting and dispositive power. This total includes the 2,600 shares of Innovations common stock owned by Mr. Zwanziger's wife, Janet M. Zwanziger, as to which he disclaims beneficial ownership. This total excludes 7,600 shares of Innovations common stock owned by a charitable foundation on whose board of directors Mr. Zwanziger and Janet M. Zwanziger, along with three others, serve as directors. Both Mr.
               Zwanziger and Janet M. Zwanziger have recused themselves from any discussion or consideration of the charitable foundation's disposition of these securities and they disclaim beneficial ownership of such securities. This total excludes 44,300 shares of Innovations common stock and a warrant to purchase 55,900 shares of Innovations common stock held by a trust for the benefit of the family of Mr. Zwanziger and Janet M. Zwanziger; neither Mr. Zwanziger nor Janet M. Zwanziger is a trustee of such trust or has voting or dispositive power over such securities, and they disclaim beneficial ownership of such securities. Mr. Zwanziger's beneficial ownership percentage reported above has been calculated giving effect to the conversion of the 500,000 shares of Series A Preferred Stock and the options and warrants to purchase Innovations common stock that may be deemed to be beneficially owned by him and are reported in this Schedule 13D and without giving effect to conversion of any of the other approximately 1,495,000 shares of Series A Preferred Stock or any other options, warrants, rights, or conversion privileges to purchase Innovations common stock outstanding on the date of this
               Schedule 13D.

               Janet M. Zwanziger may be deemed to beneficially own an aggregate of 3,269,011 shares of Innovations common stock, which constitutes 32.4% of such class of securities. This total includes the 1,686,285 shares of Innovations common stock beneficially owned by Family Ventures as described below, over which Ms. Zwanziger, as a manager of Family Ventures, has voting and dispositive power. This total includes the 1,580,126 shares of Innovations common stock beneficially owned by Ms. Zwanziger's husband, Ron Zwanziger, as to which she disclaims beneficial ownership. This total excludes 7,600 shares of Innovations common stock owned by a charitable foundation on whose board of directors Ms. Zwanziger and Ron Zwanziger along with three others serve as directors. Both Ms. Zwanziger and Ron Zwanziger have recused themselves from any discussion or consideration of the charitable foundation's disposition of these securities and they disclaim beneficial ownership of such securities. This total excludes 44,300 shares of Innovations common stock and a warrant to purchase 55,900 shares of Innovations common stock held by a trust for the benefit of the family of Ms. Zwanziger and Ron Zwanziger; neither Ms. Zwanziger nor Ron Zwanziger is a trustee of such trust or has voting or dispositive power over such securities, and they disclaim beneficial ownership of such securities. Ms. Zwanziger's beneficial ownership percentage reported above has been calculated giving effect to the conversion of the 500,000 shares of Series A Preferred Stock and the options and warrants to purchase Innovations common stock that may be deemed to be beneficially owned by her and are reported in this Schedule 13D and without giving effect to conversion of any of the other approximately 1,495,000 shares of Series A Preferred Stock or any other options, warrants, rights, or conversion privileges to purchase Innovations common stock outstanding on the date of this Schedule 13D.

               Family Ventures beneficially owns an aggregate of 1,686,285 shares of Innovations common stock, which constitutes 18.4% of such class of securities. This total includes an aggregate of 412,594 shares of Innovations common stock issuable pursuant to warrants held by Family Ventures to purchase shares of Innovations common stock that are exercisable within 60 days of the date of this Schedule 13D. This total includes shares of Series A Preferred Stock that may be converted into 1,000,000 shares of Innovations common stock within 60 days of the date of this Schedule 13D. Family Ventures' beneficial ownership percentage reported above has been calculated giving effect to the conversion of the 500,000 shares of Series A Preferred Stock and the warrants to purchase Innovations common stock beneficially owned by it and reported in this Schedule 13D and without giving effect to conversion of any of the other approximately 1,495,000 shares of Series A Preferred Stock or any other options, warrants, rights, or conversion privileges to purchase Innovations common stock outstanding on the date of this
               Schedule 13D.

(b) Ron Zwanziger and Janet M. Zwanziger may be deemed to share voting and dispositive power over all 3,269,011 shares of Innovations common stock reported as beneficially owned by each of them in Item 5(a) above.

               Family Ventures has sole power to vote and dispose of the 1,686,285 shares of Innovations common stock reported as beneficially owned by it in Item 5(a) above.

(c) See the response to Item 3 above, which response is incorporated herein by reference.

(d)            Not applicable.

(e)            Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               As described in Item 3 above, pursuant to the Restricted Stock Agreement, Ron Zwanziger purchased 152.741423722644 shares of Innovations common stock for aggregate consideration consisting of cash in the amount of $.15 and the delivery of the Promissory Note. Pursuant to a Pledge Agreement dated as of August 16, 2001 (the "Pledge Agreement") between Mr. Zwanziger and Innovations, Mr. Zwanziger pledged the shares purchased pursuant to the Restricted Stock Agreement to Innovations as collateral to secure his obligations under the Promissory Note. After giving effect to the Stock Split, the number of shares of Innovations common stock subject to the terms and conditions of the Restricted Stock Agreement, the Promissory Note and the Pledge Agreement consist of 1,168,191 shares of Innovations common stock (the "Subject Shares").

               Under the Restricted Stock Agreement, one-third of the Subject Shares (the "Four-Year Vesting Shares") are subject to a right of Innovations to repurchase unvested Subject Shares upon a termination of Mr. Zwanziger's employment with Innovations for any reason, including on account of death, disability, retirement or discharge or resignation for any reason, voluntary or involuntary, as described therein; the Four-Year Vesting Shares vest in forty-eight equal monthly installments commencing on November 30, 2001. Two-thirds of the Subject Shares (the "Three-Year Vesting Shares") are subject to a right of Innovations to repurchase unvested Subject Shares upon a termination of Mr. Zwanziger's employment with Innovations for any reason (including retirement or discharge or resignation for any reason), other than on account of death, disability, termination without cause or constructive termination, as described therein; the Three-Year Vesting Shares vest in thirty-six equal monthly installments commencing on November 30, 2001. Upon Mr. Zwanziger's death, disability, termination without cause or constructive termination as described therein, all Three-Year Vesting Shares will vest in full. The purchase price per share for any such repurchase of Subject Shares by Innovations will be the purchase price per share paid by Mr. Zwanziger for the Subject Shares so repurchased.

               Mr. Zwanziger may not sell, pledge or otherwise transfer or dispose of any Subject Shares that have not vested as described above, except to certain of his family members, any trust for their benefit, any family limited partnership or family limited liability company of which the limited partners or members, as the case may be, consist solely of such family members, and the estate, heirs and distibutees of Mr. Zwanziger or any such permitted transferee.

               The principal amount of the Promissory Note (the "Principal") is due and payable on August 16, 2006, and interest on the unpaid balance of the Principal accrues at the rate of 4.99% per annum, compounded annually, and is payable on each anniversary of the date of the Promissory Note, commencing on August 16, 2002, and at maturity. Mr. Zwanziger is also obligated to pay the Principal and accrued interest thereon with the net after-tax proceeds of any sale by him of any of the Subject Shares. Mr. Zwanziger may also pay all or part of the Principal and accrued interest thereon by delivering shares of the Innovations common stock held by Mr. Zwanziger to Innovations for their fair market value at the time of delivery, provided that the principal balance and interest owed under any promissory note used to purchase such shares or secured in whole or in part by such shares have been paid. Under the Promissory Note, Innovations shall have recourse against (i) any assets of Mr. Zwanziger up to (A) twenty-five percent (25%) of the Principal reduced by twenty-five percent (25%) of each payment of Principal made by the Mr. Zwanziger and (B) the full amount of accrued interest on the Principal and (ii) the Restricted Shares, which have been pledged pursuant to the Pledge Agreement. The Promissory Note was made by Mr. Zwanziger in favor of Innovations in replacement of the full recourse promissory note dated August 15, 2001 in the same principal amount made by Mr. Zwanziger in favor of Innovations and referred to in the Restricted Stock Agreement. Copies of the Restricted Stock Agreement, the Promissory Note and the Pledge Agreement are attached to this Schedule 13D as EXHIBIT 1, EXHIBIT 2 and EXHIBIT 3, respectively, and are incorporated herein by reference. The descriptions in this Schedule 13D of the Restricted Stock Agreement, the Promissory Note, the Pledge Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to such exhibits.

               In connection with Innovations' entry into a Mezzanine Loan Agreement dated December 20, 2001 (the "Mezzanine Loan Agreement") with Inverness Medical Switzerland GmbH, RBS Mezzanine Limited ("RBS") as arranger and agent, and certain banks and other parties, Mr. Zwanziger and Family Ventures were required to enter into a Lock Up Agreement dated December 20, 2001 (the "Lock Up Agreement") with RBS. Pursuant to the Lock Up Agreement, Mr. Zwanziger and Family Ventures agreed (i) during the period from December 20, 2001 through December 20, 2004, not to sell, pledge, transfer or otherwise dispose of (collectively, "Sell") any shares of Innovations common stock or any options, warrants or other securities exchangeable for or convertible into shares of Innovations common stock (collectively, "Innovations Securities") beneficially owned by them and (ii) during the period from December 20, 2004 through the date on which Innovations has made full and final payment of all amounts due under the Mezzanine Loan Agreement, not to Sell Innovations Securities representing more than an aggregate of twenty-five percent (25%) of the total number of shares of Innovations common stock represented by all of Innovations Securities beneficially owned by them on December 20, 2004, and not to Sell more than an aggregate of ten percent (10%) of such number in any twelve (12) month period, provided that neither Mr. Zwanziger nor Family Ventures may Sell any Innovations Securities at any time that Innovations is in default under the Mezzanine Loan Agreement. A copy of the Lock Up Agreement is attached to this Schedule 13D as
               EXHIBIT 4 and is incorporated herein by reference. The description in this Schedule 13D of the Lock Up Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to such exhibit.

               At the date hereof, Ron Zwanziger and Janet M. Zwanziger have no formal arrangement with respect to the securities of Inverness, but by virtue of their marriage, they may coordinate decisions relating to those securities, including decisions in their capacities as managers of Family Ventures.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

               Exhibit 1 Restricted Stock Agreement dated as of August 15, 2001 between Ron Zwanziger and Inverness Medical Innovations, Inc.

               Exhibit 2 Promissory Note dated August 16, 2001 made by Ron Zwanziger in favor of Inverness Medical Innovations, Inc.

               Exhibit 3 Pledge Agreement dated as of August 16, 2001 between Ron Zwanziger and Inverness Medical Innovations, Inc.

               Exhibit 4 Lock Up Agreement dated December 20, 2001 among Ron Zwanziger, Zwanziger Family Ventures, LLC and RBS Mezzanine Limited.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 31, 2001




                                                /s/ RON ZWANZIGER
                                               ---------------------------------
                                               Ron Zwanziger




                                                /s/ JANET M. ZWANZIGER
                                               ---------------------------------
                                               Janet M. Zwanziger



                                               ZWANZIGER FAMILY VENTURES, LLC


                                               By:  /s/ RON ZWANZIGER
                                               ---------------------------------
                                                     Name: Ron Zwanziger
                                                     Title: Manager


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

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

Exhibit 1 Restricted Stock Agreement dated as of August 15, 2001 between Ron Zwanziger and Inverness Medical Innovations, Inc.

Exhibit 2 Promissory Note dated August 16, 2001 made by Ron Zwanziger in favor of Inverness Medical Innovations, Inc.

Exhibit 3 Pledge Agreement dated as of August 16, 2001 between Ron Zwanziger and Inverness Medical Innovations, Inc.

Exhibit 4 Lock Up Agreement dated December 20, 2001 among Ron Zwanziger, Zwanziger Family Ventures, LLC and RBS Mezzanine Limited.


                                       11